Exhibit 99(ap)

STATE OF MAINE	Docket No. 2003-85
PUBLIC UTILITIES COMMISSION
October 29, 2003

MAINE PUBLIC SERVICE COMPANY	ORDER APPROVING
Request for Approval of Alternative Rate Plan	SUPPLEMENTAL STIPULATION

WELCH, Chairman; DIAMOND and REISHUS, Commissioners

I.                                         SUMMARY

On September 3, 2003, we issued our Part One Order in the above-referenced docket which approved a Stipulation entered into between Maine Public Service Company (MPS or Company), the Office of the Public Advocate (OPA), McCain Foods, Inc. (McCain), and J.M. Huber, Inc. (Huber) and thus authorized MPS to increase its rates by an amount sufficient to produce an increase in distribution revenues of not more than $940,000.(1)  In this Order we approve a Supplemental Stipulation entered into between these parties and thus, lower the authorized distribution revenue increase from $940,000 to $685,037.

II.                                     BACKGROUND

On March 6, 2003, MPS filed an Alternative Rate Plan (ARP) proposal requesting a $1.267 million increase in distribution revenues as a “starting point” for its proposed seven-year ARP.  In order to ensure that MPS’s rates were just and reasonable at the start of any ARP which might be approved in this case, the Hearing Examiner, in a Procedural Order dated April 2, 2003, ordered the Company to submit a “Chapter 120” cost of service filing by April 10, 2003.  On April 11, 2003, the Company submitted its Chapter 120 filing based on a 2002 test year, adjusted for known and measurable changes.  In its filing, the Company alleged that it was entitled to a rate increase of $1.713 million under traditional cost of service principles.  However, the Company stated that it would not change its initial request for a $1.267 million increase.

On September 2, 2003, MPS, the OPA, McCain and Huber submitted a Stipulation which proposed to resolve all revenue requirement issues in this matter and also authorized the Company to enter into a “Hedge Program” which would serve to fix the Company’s long-term debt rate which is currently variable.  Under the terms of the Stipulation, MPS was authorized to increase its rates on file with the Commission by an amount sufficient to produce an increase in its distribution revenues of not more than $940,000, of which $306,827 was associated with the cost of the Hedge Program, for a

(1)  The Commission issued its Part Two Order, containing the Commission’s findings and reasons in support of the Commission’s decision, on September 25, 2003.

total distribution revenue requirement of $16,068,714.  These amounts were subject to adjustment when the cost of the Hedge Program was established.  The rates to implement the agreed upon increase, were to take effect for service rendered on or after September 15, 2003 but no later than October 1, 2003.

On September 11, 2003, MPS made a compliance filing consisting of draft rate sheets and associated exhibits pursuant to the requirements of the Commission’s September 3 Order.  In the course of the parties’ review of this filing, it was discovered that an error had occurred in the development of the transmission component of MPS’s retail rates (“TCRR”).  The error lead to an incorrect allocation of the total Company pro-forma test year revenue between the TCRR and the distribution component of MPS’s retail rates (“DCRR”).  Specifically, the error caused the TCRR revenue to be higher, and the DCRR revenue to be correspondingly lower, than would have been the case had the error not occurred.

The Hearing Examiner issued a Procedural Order on September 26, 2003 identifying this issue and scheduling a Technical Conference for September 30, 2003 to address how this problem should be resolved.  On October 2, 2003, MPS filed its responses to six Oral Data Requests made at the September 30 technical conference.  Thereafter, the parties and the Advisory Staff held several discussions regarding the issues raised in the Examiner’s September 26 Procedural Order.

On October 17, 2003, MPS, the OPA, McCain and Huber submitted a Supplemental Stipulation which proposes to resolve the TCRR and test year revenue allocation error issues.  Under the terms of the Supplemental Stipulation, the authorized DCRR increase would be reduced from $940,000 to no more than $685,037.  The parties to the Supplemental Stipulation propose that MPS may file rates to implement this increase for service rendered on and after November 1, 2003.  In addition, the parties agreed that, following the implementation of new rates in this docket, MPS shall determine the additional revenue it received as a result of the TCRR error and submit its calculations to the Staff and the parties for review.  The parties shall strive to agree by December 31, 2003 on a calculation of the additional revenues collected as a result of the TCRR error during the period October 1, 2002 through the date the new rates become effective in this docket (the “Extra Revenues”), and the proper flow-through of the Extra Revenues (i.e., a methodology for returning or refunding the Extra Revenues to customers).

III.                                 DECISION

We have reviewed the Supplemental Stipulation and find that it provides a reasonable resolution to correct the error in the calculation of test year revenues contained in the original Stipulation.  In addition, we find that the Supplemental Stipulation satisfies all other criteria for approving a stipulation.   See our Order Approving Stipulation (Part Two) at 5, September 25, 2003.

Accordingly, it is

O R D E R E D

1.                                       That the Supplemental Stipulation filed with the Commission on October 17, 2003 is hereby approved and is incorporated by reference herein.  A copy of the Supplemental Stipulation is attached to this Order and marked Appendix A; and,

2.                                       The Director of the Commission’s Technical Analysis Division is delegated the authority to approve new rates for Maine Public Service Company filed in compliance with this Order.

Dated at Augusta, Maine, this 29th day of October, 2003.

BY ORDER OF THE COMMISSION

Dennis L. Keschl
Administrative Director

COMMISSIONERS VOTING FOR:	Welch
Diamond
Nugent

NOTICE OF RIGHTS TO REVIEW OR APPEAL

5 M.R.S.A. § 9061 requires the Public Utilities Commission to give each party to an adjudicatory proceeding written notice of the party’s rights to review or appeal of its decision made at the conclusion of the adjudicatory proceeding.  The methods of review or appeal of PUC decisions at the conclusion of an adjudicatory proceeding are as follows:

1.                                       Reconsideration of the Commission’s Order may be requested under Section 1004 of the Commission’s Rules of Practice and Procedure (65-407 C.M.R.110) within 20 days of the date of the Order by filing a petition with the Commission stating the grounds upon which reconsideration is sought.

2.                                       Appeal of a final decision of the Commission may be taken to the Law Court by filing, within 30 days of the date of the Order, a Notice of Appeal with the Administrative Director of the Commission, pursuant to 35-A M.R.S.A. § 1320(1)-(4) and the Maine Rules of Civil Procedure, Rule 73, et seq.

3.                                       Additional court review of constitutional issues or issues involving the justness or reasonableness of rates may be had by the filing of an appeal with the Law Court, pursuant to 35-A M.R.S.A. § 1320(5).

Note:                   The attachment of this Notice to a document does not indicate the Commission’s view that the particular document may be subject to review or appeal.  Similarly, the failure of the Commission to attach a copy of this Notice to a document does not indicate the Commission’s view that the document is not subject to review or appeal.